U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 26, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.20549

Re: The Jensen Quality Growth Fund Inc. (the “Company”)
Securities Act Registration No: 033-47508
Investment Fund Act Registration No: 811-06653

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series, The Jensen Quality Growth Fund Inc. (the “Fund”) is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to: (1) consider and approve an investment advisory agreement between Jensen Investment Management, Inc. (the “Adviser”) and the Company, on behalf of the Fund, as a result of a change in control of the Adviser; and (2) elect a Board of Directors of the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services

Enclosures